Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2024 Results

Kitchener, Ontario, March 25, 2025 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter Highlights

•	Highest single quarter of e-STORAGE shipments to date at 2.2 GWh.
•	Expanded e-STORAGE pipeline to record 79 GWh, including $3.2 billion in contracted backlog, as of December 31, 2024.

Full Year 2024 Highlights

•	31.1 GW of solar module shipments by CSI Solar.
•	6.6 GWh of energy storage shipments by CSI Solar, a year-over-year (“yoy”) increase of over 500%.
•	Recurrent Energy brought record 1.3 GWp of solar projects to commercial operation.

Dr. Shawn Qu, Chairman and CEO, commented, “2024 was a challenging year for the solar industry, with intense competition and ongoing policy and trade-related uncertainties creating operational and financial headwinds. Despite these industry-wide pressures, our modules business executed targeted strategic adjustments, enabling us to maintain relatively stronger profitability compared to the broader market. The industry and Canadian Solar are undergoing a transition. While near- to mid-term uncertainties persist in the solar market, demand for energy storage is accelerating. Storage is increasingly compelling, both in stand-alone applications and when paired with solar, driven by growing energy demand from sectors such as data centers and electric vehicles. Finally, we remain fully committed to the U.S. market and continue to advance our manufacturing expansion across three facilities dedicated to solar modules, solar cells, and energy storage solutions.”

Yan Zhuang, President of Canadian Solar’s subsidiary CSI Solar, said, “Our team at CSI Solar remained focused while navigating a turbulent 2024. By maintaining a disciplined order-taking strategy, we were able to sustain relatively competitive pricing while continuing to improve cost efficiencies across our vertically integrated supply chain and tightly managing operating expenses. Energy storage was a key profitability driver, as we delivered both quarterly and full year shipment records. While we anticipate margin normalization in this segment, our priority remains scaling volume and further diversifying our global footprint. With our largest-ever pipeline and a robust contracted backlog, we have strong visibility into future growth.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “We made significant progress in our business model transformation in 2024, starting construction on 1.4 GWp of solar PV and 1.4 GWh of energy storage projects. Of these, 420 MWp of PV reached commercial operation in the U.S. across Texas, Oklahoma, and Louisiana. That said, project sales delays in 2024 impacted our full year performance. As we bring more projects to commercial operation, our recurring income will continue to scale.”

Xinbo Zhu, Senior VP and CFO, added, “In the fourth quarter, we generated $1.5 billion in revenue with a gross margin of 14.3%. Profitability was impacted by a combination of impairments to Recurrent Energy projects, impairments to certain solar manufacturing assets, anti-dumping/countervailing duties, and tariffs. Net income attributable to shareholders of $34 million and earnings per diluted share of $0.48 were positively impacted by HLBV method of accounting relating to tax equity arrangements of U.S. projects, totaling $132 million or $1.95 per share, respectively. Capital expenditures came in slightly below expectations, totaling $1.1 billion in 2024. We ended the year with $2.3 billion in cash, ensuring we have the financial flexibility to support working capital needs and make strategic investments in the year ahead.”

Fourth Quarter 2024 Results

Total module shipments recognized as revenues in the fourth quarter of 2024 were 8.2 GW, down 2% quarter-over-quarter (“qoq”) and up 1% year-over-year (“yoy”). Of the total, 401MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the fourth quarter of 2024 increased 1% qoq and decreased 11% yoy to $1.5 billion. The sequential increase primarily reflects higher third party battery energy storage solutions sales and higher project sales, partially offset by a decline in solar module average selling price (“ASP”) and shipment volume.

The yoy decrease primarily reflects a decline in solar module ASPs, partially offset by higher battery energy storage solutions sales and higher project sales.

Gross profit in the fourth quarter of 2024 was $217 million, down 12% qoq and up 2% yoy. Gross margin in the fourth quarter of 2024 was 14.3%, compared to 16.4% in the third quarter of 2024 and 12.5% in the fourth quarter of 2023. The gross margin sequential decrease was primarily caused by lower module ASPs. The gross margin yoy increases were primarily driven by higher margin contribution from third party battery energy storage solutions sales and project sales.

Total operating expenses in the fourth quarter of 2024 were $344 million, compared to $247 million in the third quarter of 2024 and $213 million in the fourth quarter of 2023. The sequential increase was primarily caused by impairment charges related to certain manufacturing and solar assets. The yoy increase was primarily due to the impairment charges and higher shipping and handling expenses.

Depreciation and amortization charges in the fourth quarter of 2024 were $135 million, compared to $134 million in the third quarter of 2024 and $89 million in the fourth quarter of 2023. The sequential and yoy increases were primarily driven by the payment of vertical integration investments made by the Company over the past two years and incremental capacity in key strategic markets.

Net interest expense in the fourth quarter of 2024 was $9 million, compared to $20 million in the third quarter of 2024 and $18 million in the fourth quarter of 2023. The sequential and yoy decrease were mainly due to higher interest income.

Derivative loss from hedging, net of foreign exchange gains, in the fourth quarter of 2024 was $10 million, compared to a net loss of $4 million in the third quarter of 2024 and a net gain of less than $1 million in the fourth quarter of 2023.

Net income attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in the fourth quarter of 2024 was $34 million, or $0.48 per diluted share, compared to a net loss of $14 million, or $0.31 per diluted share, in the third quarter of 2024, and net loss of $1 million, or $0.02 per diluted share, in the fourth quarter of 2023.

Adjusted net loss attributable to Canadian Solar Inc. (non-GAAP) was $99 million and adjusted loss per share - diluted was $1.47 a share in the fourth quarter of 2024, compared to $14 million or $0.31 per share in the third quarter of 2024, and $1 million or $0.02 per share in the fourth quarter of 2023. Adjusted net loss attributable to Canadian Solar Inc. and adjusted loss per share - diluted in the fourth quarter of 2024 exclude the recognition of income using hypothetical liquidation at book value (“HLBV”) method. The Company uses the HLBV method to attribute income and loss to its tax equity investors. Please see Recurrent Energy Segment - HLBV for definition and About Non-GAAP Financial Measures for reconciliation to nearest GAAP measures.

Net cash flow provided by operating activities in the fourth quarter of 2024 was $66 million, compared to net cash flow used in operating activities of $231 million in the third quarter of 2024 and net cash flow provided by operating activities of $190 million in the fourth quarter of 2023.

Total debt was $5.2 billion as of December 31, 2024, including $2.4 billion, $2.6 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt decreased as compared to $5.4 billion as of September 30, 2024, mainly due to fluctuation in foreign exchanges on foreign currency denominated debt.

Business Segments

The Company has two business segments: Recurrent Energy and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy is one of the world’s largest clean energy project development platforms with 15 years of experience, having delivered approximately 11.5 GWp of solar power projects and 4.5 GWh of battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, construction, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits, and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE provides integrated utility-scale battery energy storage solutions, including turnkey and bankable system solutions across various applications, long-term service agreements, and future battery capacity augmentation services.

Recurrent Energy Segment

As of December 31, 2024, the Company held a leading position with a total global solar development pipeline of 25 GWp and a battery energy storage development pipeline of 75 GWh.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) and asset management through long-term operations and maintenance (“O&M”) contracts, currently with approximately 13 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

In October 2024, the Company announced it had achieved the final closing of a $500 million investment in Recurrent Energy by BlackRock through a fund management by BlackRock’s Climate Infrastructure business. As agreed between the parties, BlackRock's total investment represents 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis, as determined immediately upon closing. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy.

This milestone enables Recurrent Energy to advance investment in its high value project development portfolio, supporting its strategic transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition will allow Recurrent Energy to generate more stable long-term revenue in low-risk currencies and capture greater value from its diversified global project development pipeline.

Project Development Pipeline – Solar

As of December 31, 2024, Recurrent Energy’s total solar project development pipeline was 24.9 GWp, including 1.9 GWp under construction, 4.2 GWp of backlog, and 18.8 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. Typically, this occurs after the project has received all the required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

HLBV

The Company applies the HLBV method to account for its contractual partnership with tax equity investors in U.S. solar power and battery energy storage projects. This method allocates income or loss based on changes in each investor’s claim on the net assets of the projects.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of December 31, 2024) – MWp*
Region	Under Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	286	565	637	4,443	5,931
Europe, the Middle East, and Africa (“EMEA”)	1,005**	1,863	1,309	4,890	9,067
Latin America	128**	860	-	4,628	5,616
Asia Pacific excluding China and Japan	171	2	708	1,282	2,163
China	300	900**	-	860	2,060
Japan	59	53	-	-	112
Total	1,949	4,243	2,654	16,103	24,949

*All numbers are gross MWp.

**Including 74 MWp under construction and 943 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of December 31, 2024, Recurrent Energy’s total battery energy storage project development pipeline was 75.1 GWh, including 9.9 GWh under construction and in backlog, and 65.2 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of December 31, 2024) – MWh
Region	Under Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	1,400	800	760	21,250	24,210
EMEA	-	3,522	3,417	28,338	35,277
Latin America	-	1,765	-	-	1,765
Asia Pacific excluding China and Japan	440	-	980	1,780	3,200
China	-	1,199	-	5,000	6,199
Japan	8	719	2,241	1,440	4,408
Total	1,848	8,005	7,398	57,808	75,059

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net revenues	188,455	45,056	53,750	323,469	497,653
Cost of revenues	174,393	30,638	31,995	257,976	292,926
Gross profit	14,062	14,418	21,755	65,493	204,727
Operating expenses	53,601	35,522	22,938	155,573	108,106
Income (loss) from operations*	(39,539)	(21,104)	(1,183)	(90,080)	96,621
Gross margin	7.5%	32.0%	40.5%	20.2%	41.1%
Operating margin	-21.0%	-46.8%	-2.2%	-27.8%	19.4%

* Include effects of both sales to third-party customers and to the Company’s CSI Solar segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules and Solar System Kits

CSI Solar shipped 8.2 GW of solar modules and solar system kits to more than 70 countries in the fourth quarter of 2024. For the fourth quarter of 2024, the top five markets ranked by shipments were China, the U.S., Spain, Germany and Pakistan.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*
	December 2024 Actual	December 2025 Plan
Ingot	25.0	33.0
Wafer	31.0	37.0
Cell	48.4	36.2
Module	60.2	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

As of December 31, 2024, e-STORAGE had a total project turnkey pipeline of over 79 GWh, which includes both contracted and under construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had over 4.9 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of December 31, 2024, the contracted backlog, including contracted long-term service agreements, was approximately $3.2 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

e-STORAGE Manufacturing Capacity Expansion Plans*
	December 2024 Actual	December 2025 Plan
SolBank Battery Energy Storage Solutions (GWh)	20.0	30.0
Battery Cells (GWh)	0	3.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Twelve Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net revenues	1,670,050	1,716,330	1,701,320	6,460,003	7,230,550
Cost of revenues	1,340,011	1,396,246	1,494,723	5,272,722	6,121,332
Gross profit	330,039	320,084	206,597	1,187,281	1,109,218
Operating expenses	279,874	209,257	166,120	850,499	653,135
Income from operations	50,165	110,827	40,477	336,782	456,083
Gross margin	19.8%	18.6%	12.1%	18.4%	15.3%
Operating margin	3.0%	6.5%	2.4%	5.2%	6.3%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the first quarter of 2025, the Company expects total revenue to be in the range of $1.0 billion to $1.2 billion. Gross margin is expected to be between 9% and 11%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 6.4 GW to 6.7 GW, including approximately 400 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the first quarter of 2025 are expected to be around 800 MWh, including about 150 MWh to the Company’s own projects.

For the full year of 2025, the Company reiterates its prior outlook for CSI Solar's total module shipments to be in the range of 30 GW to 35 GW, including approximately 1 GW to the Company’s projects. The Company also reiterates its prior outlook for CSI Solar's total battery energy storage shipments, projected to be in the range of 11 GWh to 13 GWh, including approximately 1 GWh to the Company's own projects. The Company's total revenue is expected to be in the range of $7.3 billion to $8.3 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “First quarter margins will be impacted by lower contribution from our storage business due to seasonally smaller shipment volumes, trade-related duties and tariffs. Additionally, softer margins from Recurrent project asset sales will weigh on segment performance. Amid ongoing consolidation in the solar market, we remain committed to prioritizing profitability over volume. Looking ahead, we are confident that margin contributions from storage shipments will help improve group-level margins, as contracted volumes provide visibility into higher shipment levels by CSI Solar throughout the year.”

Recent Developments

Canadian Solar

On January 28, 2025, Canadian Solar announced its Founder, Chairman, and CEO, Dr. Shawn Qu, has been named an Innovator on the prestigious TIME100 Climate 2024 list. This recognition celebrates his outstanding contributions to the renewable energy sector and his leadership in advancing solar and energy storage solutions worldwide.

On January 15, 2025, Canadian Solar announced the opening of its new global headquarters in Ontario, Canada. Located in Kitchener, Ontario, the new headquarters embodies Canadian Solar's commitment to innovation, sustainability, and its Canadian heritage. The Kitchener office will serve as the corporate headquarters of the Company as well as several of its subsidiary companies like e-STORAGE and the module sales and services business units.

CSI Solar

On March 20, 2025, Canadian Solar announced the signing of a Battery Supply Agreement and Long-Term Service Agreement with Strata Clean Energy's White Tank Energy Storage LLC for a 100 MW/576 MWh DC Battery Energy Storage System in Arizona, USA. Construction is set to begin in October of 2026. e-STORAGE will supply, commission, and oversee the long-term operation of the battery system.

On March 6, 2025, Canadian Solar announced the signing of Battery Supply Agreements and Long-Term Service Agreements (“LTSA”) for two major battery energy storage projects totaling 1.2 GWh in the United States, developed by Aypa Power. Construction of the projects is expected to commence in Q3 2025. Following commissioning, e-STORAGE will oversee system maintenance and operations under a 20-year LTSA, ensuring long-term performance and reliability.

On February 10, 2025, Canadian Solar announced the signing of a contract with Copenhagen Infrastructure Partners ("CIP") through its fifth flagship fund Copenhagen Infrastructure V to deliver 240 MW/960 MWh of battery energy storage systems in Summerfield, South Australia. The Summerfield project, expected to start construction in 2025, will be one of South Australia's largest battery energy storage projects.

On January 8, 2025, Canadian Solar announced the signing of contracts with CIP, through its flagship fund CI IV. The contracts cover the delivery of 2 GWh DC of battery energy storage systems for two landmark projects in Scotland. Each site will have a two-hour energy storage dispatch capability, and both are scheduled to start construction in 2027.

On December 12, 2024, Canadian Solar announced the execution of three significant agreements with Sunraycer Renewables LLC, an Annapolis, Maryland-based renewable energy platform. These include battery energy storage supply and commissioning agreements for two projects totaling 315 MWh in Texas, as well as the purchase of up to 2 GWp of high-efficiency solar modules for various Sunraycer projects.

Recurrent Energy

On March 18, 2025, Canadian Solar announced the closing of project financing and tax equity for Recurrent Energy’s Fort Duncan Storage Project. The 200 MWh storage project, located in Texas, is currently under construction and is expected to be commercially operational by summer 2025. Nord/LB led the project financing, which includes a construction and term loan, a tax equity bridge loan, and a letter of credit facility totaling $112 million. Recurrent Energy also executed a $71 million tax equity partnership with Greenprint Capital.

On December 10, 2024, Canadian Solar announced the signing of a 10-year power purchase agreement with a major U.S.-based technology company. Under the agreement, the counterparty will procure renewable energy from a 300 MWp solar power project in Spain. The project is being developed by Recurrent Energy and expected to be operational by 2026. Recurrent Energy plans to own and operate the solar project.

Conference Call Information

The Company will hold a conference call on Tuesday, March 25, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m., Tuesday, March 25, 2025, in Hong Kong) to discuss the Company's fourth quarter and full year 2024 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13752023. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Tuesday, April 8, 2025 (11:00 a.m. April 9, 2025, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations.  The replay pin number is 13752023. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 150 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 10 GWh of battery energy storage solutions to global markets as of December 31, 2024, boasting a US$3.2 billion contracted backlog as of December 31, 2024. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 11.5 GWp of solar power projects and 4.5 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 25 GWp of solar and 75 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of December 31, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,670,050	$188,455	$(337,264)	$1,521,241
Cost of revenues	1,340,011	174,393	(210,199)	1,304,205
Gross profit	330,039	14,062	(127,065)	217,036
Gross margin	19.8%	7.5%	—	14.3%
Income (loss) from operations (2)	$50,165	$(39,539)	$(137,723)	$(127,097)

Supplementary Information:
Interest expense (3)	$(16,062)	$(17,518)	$(1,815)	$(35,395)
Interest income (3)	9,101	17,158	42	26,301

Cash and cash equivalents	$1,288,075	$385,167	$28,245	$1,701,487
Restricted cash – current and noncurrent	550,664	11,870	—	562,534
Non-recourse borrowings	—	997,434	—	997,434
Other short-term and long-term borrowings	2,264,767	1,342,648	—	3,607,415
Green bonds and convertible notes – current and noncurrent	—	146,542	228,917	375,459

	Select Financial Data – CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$6,460,003	$323,469	$(790,063)	$5,993,409
Cost of revenues	5,272,722	257,976	(536,608)	4,994,090
Gross profit	1,187,281	65,493	(253,455)	999,319
Gross margin	18.4%	20.2%	—	16.7%
Income (loss) from operations (2)	$336,782	$(90,080)	$(276,783)	$(30,081)

Supplementary Information:
Interest expense (3)	$(63,698)	$(63,465)	$(10,305)	$(137,468)
Interest income (3)	63,107	25,281	82	88,470

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended December 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,701,320	$53,750	$(53,033)	$1,702,037
Cost of revenues	1,494,723	31,995	(38,085)	1,488,633
Gross profit	206,597	21,755	(14,948)	213,404
Gross margin	12.1%	40.5%	—	12.5%
Income (loss) from operations (2)	$40,477	$(1,183)	$(38,717)	$577

Supplementary Information:
Interest expense (3)	$(15,853)	$(15,590)	$(1,804)	$(33,247)
Interest income (3)	14,160	1,468	4	15,632

	Select Financial Data – CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$7,230,550	$497,653	$(114,577)	$7,613,626
Cost of revenues	6,121,332	292,926	(80,615)	6,333,643
Gross profit	1,109,218	204,727	(33,962)	1,279,983
Gross margin	15.3%	41.1%	—	16.8%
Income from operations (2)	$456,083	$96,621	$(99,384)	$453,320

Supplementary Information:
Interest expense (3)	$(60,413)	$(46,489)	$(7,197)	$(114,099)
Interest income (3)	43,788	7,797	36	51,621

(1) Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

(3) Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended December 31, 2024	Three Months Ended September 30, 2024	Three Months Ended December 31, 2023

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$944,055	$1,217,157	$1,243,066
Solar system kits	77,619	106,438	144,492
Battery energy storage solutions	241,942	95,384	195,899
EPC and others	74,607	43,589	64,830
Subtotal	1,338,223	1,462,568	1,648,287
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	137,890	—	21,449
Electricity revenue from operating portfolio and others	23,234	24,358	16,391
Power services (O&M) and asset management	21,894	20,698	15,910
Subtotal	183,018	45,056	53,750
Total net revenues	$1,521,241	$1,507,624	$1,702,037

	Select Financial Data - CSI Solar and Recurrent Energy
	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$4,281,178	$5,941,345
Solar system kits	398,173	679,350
Battery energy storage solutions	814,604	245,173
EPC and others	181,422	250,105
Subtotal	5,675,377	7,115,973
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	156,686	399,098
Electricity revenue from operating portfolio and others	78,444	46,176
Power services (O&M) and asset management	82,902	52,379
Subtotal	318,032	497,653
Total net revenues	$5,993,409	$7,613,626

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Net revenues	$1,521,241	$1,507,624	$1,702,037	$5,993,409	$7,613,626
Cost of revenues	1,304,205	1,260,188	1,488,633	4,994,090	6,333,643
Gross profit	217,036	247,436	213,404	999,319	1,279,983

Operating expenses:
Selling and distribution expenses	131,671	136,172	93,847	487,947	369,670
General and administrative expenses	219,611	99,989	108,236	515,204	440,488
Research and development expenses	30,476	30,459	31,503	120,792	100,844
Other operating income, net	(37,625)	(19,478)	(20,759)	(94,543)	(84,339)
Total operating expenses	344,133	247,142	212,827	1,029,400	826,663

Income (loss) from operations	(127,097)	294	577	(30,081)	453,320
Other income (expenses):
Interest expense	(35,395)	(34,184)	(33,247)	(137,468)	(114,099)
Interest income	26,301	13,745	15,632	88,470	51,621
Gain (loss) on change in fair value of derivatives, net	(49,719)	14,932	(7,039)	(51,400)	(27,504)
Foreign exchange gain (loss), net	40,013	(18,662)	7,058	46,750	30,555
Investment income (loss), net	(1,334)	3,427	1,965	1,427	14,632
Total other expenses	(20,134)	(20,742)	(15,631)	(52,221)	(44,795)

Income (loss) before income taxes and equity in earnings of affiliates	(147,231)	(20,448)	(15,054)	(82,302)	408,525
Income tax (expense) benefit	11,707	19,829	4,650	16,576	(59,501)
Equity in earnings (losses) of affiliates	85	(5,451)	7,204	(12,136)	14,610
Net income (loss)	(135,439)	(6,070)	(3,200)	(77,862)	363,634

Less: Net (income) loss attributable to non-controlling interests and redeemable non-controlling interests	(169,342)	7,956	(1,814)	(113,913)	89,447

Net income (loss) attributable to Canadian Solar Inc.	$33,903	$(14,026)	$(1,386)	$36,051	$274,187

Earnings (loss) per share - basic	$0.51	$(0.31)	$(0.02)	$0.54	$4.19
Shares used in computation - basic	66,947,055	66,933,121	66,035,331	66,616,400	65,375,084
Earnings (loss) per share - diluted	$0.48	$(0.31)	$(0.02)	$0.54	$3.87
Shares used in computation - diluted	73,363,174	66,933,121	66,035,331	66,939,428	72,194,006

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Net income (loss)	$(135,439)	$(6,070)	$(3,200)	$(77,862)	$363,634
Other comprehensive income (loss):
Foreign currency translation adjustment	(129,573)	130,342	82,692	(112,941)	8,141
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	679	(105)	(2,897)	2,223	(3,487)
Gain (loss) on interest rate swap, net of tax	6,821	(8,874)	(2,821)	(1,569)	(1,124)
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	1,626	(1,908)	3,074	693	11,264
Comprehensive income (loss)	(255,886)	113,385	76,848	(189,456)	378,428
Less: comprehensive (income) loss attributable to non-controlling interests and redeemable non-controlling interests	(194,803)	12,969	17,324	(145,860)	90,829
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(61,083)	$100,416	$59,524	$(43,596)	$287,599

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,701,487	$1,938,689
Restricted cash	551,387	999,933
Accounts receivable trade, net	1,118,770	904,943
Accounts receivable, unbilled	142,603	101,435
Amounts due from related parties	5,220	40,582
Inventories	1,206,595	1,179,641
Value added tax recoverable	221,539	162,737
Advances to suppliers, net	124,440	193,818
Derivative assets	14,025	9,282
Project assets	394,376	280,793
Prepaid expenses and other current assets	436,635	283,600
Total current assets	5,917,077	6,095,453
Restricted cash	11,147	7,810
Property, plant and equipment, net	3,174,643	3,088,442
Solar power and battery energy storage systems, net	1,976,939	951,513
Deferred tax assets, net	473,500	263,458
Advances to suppliers, net	118,124	132,218
Investments in affiliates	232,980	236,928
Intangible assets, net	31,026	19,727
Project assets	889,886	576,793
Right-of-use assets	378,548	237,007
Amounts due from related parties	75,215	32,313
Other non-current assets	232,465	254,098
TOTAL ASSETS	$13,511,550	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2024	2023
LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,119,724	$1,805,198
Convertible notes	228,917	—
Accounts payable	1,062,874	813,677
Short-term notes payable	637,512	878,285
Amounts due to related parties	3,927	511
Other payables	984,023	1,359,679
Advances from customers	204,826	392,308
Derivative liabilities	13,738	6,702
Operating lease liabilities	21,327	20,204
Other current liabilities	388,460	587,827
Total current liabilities	5,665,328	5,864,391
Long-term borrowings	2,485,125	1,265,965
Green bonds and convertible notes	146,542	389,033
Liability for uncertain tax positions	5,770	5,701
Deferred tax liabilities	204,832	82,828
Operating lease liabilities	271,849	116,846
Other non-current liabilities	582,301	465,752
TOTAL LIABILITIES	9,361,747	8,190,516

Redeemable non-controlling interests	$247,834	$—

Equity:
Common shares	835,543	835,543
Additional paid-in capital	590,578	292,737
Retained earnings	1,585,758	1,549,707
Accumulated other comprehensive loss	(196,379)	(118,744)
Total Canadian Solar Inc. shareholders’ equity	2,815,500	2,559,243
Non-controlling interests	1,086,469	1,146,001
TOTAL EQUITY	3,901,969	3,705,244
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$13,511,550	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31 ,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
Operating Activities:
Net income (loss)	$(135,439)	$(6,070)	$(3,200)	$(77,862)	$363,634
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	454,591	57,395	171,051	844,537	510,718
Changes in operating assets and liabilities	(252,686)	(282,290)	22,146	(1,651,999)	(189,737)
Net cash provided by (used in) operating activities	66,466	(230,965)	189,997	(885,324)	684,615

Investing Activities:
Purchase of property, plant and equipment	(212,098)	(237,365)	(295,086)	(1,106,173)	(1,116,461)
Purchase of solar power and battery energy storage systems	(326,081)	(247,219)	(183,277)	(757,577)	(408,999)
Other investing activities	(95,730)	(12,124)	(17,011)	(98,507)	(145,956)
Net cash used in investing activities	(633,909)	(496,708)	(495,374)	(1,962,257)	(1,671,416)

Financing Activities:
Net proceeds from sale of subsidiary’s redeemable preferred shares	(14,756)	200,000	—	482,244	—
Payments for repurchase of subsidiary’s ordinary shares	(1,894)	(7,064)	—	(79,582)	—
Net proceeds from subsidiary’s public offering of ordinary shares	—	—	—	—	927,897
Contributions from redeemable non-controlling interests	196,058	30,877	—	226,935	—
Other financing activities	(41,940)	1,047,480	222,216	1,690,174	1,124,931
Net cash provided by financing activities	137,468	1,271,293	222,216	2,319,771	2,052,828
Effect of exchange rate changes	(133,798)	91,933	36,561	(154,601)	(89,098)
Net increase (decrease) in cash, cash equivalents and restricted cash	(563,773)	635,553	(46,600)	(682,411)	976,929
Cash, cash equivalents and restricted cash at the beginning of the period	$2,827,794	$2,192,241	$2,993,032	$2,946,432	$1,969,503
Cash, cash equivalents and restricted cash at the end of the period	$2,264,021	$2,827,794	$2,946,432	$2,264,021	$2,946,432

About Non-GAAP Financial Measures

This press release also contains adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted that are not determined in accordance with GAAP. These non-GAAP financial measures should not be considered as an alternative to net income (loss) attributable to Canadian Solar Inc. or earnings (loss) per share, respectively, each of which is an indicator of financial performance determined in accordance with GAAP. Adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted exclude from net income (loss) attributable to Canadian Solar Inc. and earnings (loss) per share certain items that the Company does not consider indicative of its ongoing financial performance such as the effects of HLBV method to account for its tax equity arrangements. Management uses these non-GAAP financial measures to facilitate the analysis and communication of the Company’s financial performance as compared to its previous financial results. Management believes that these non-GAAP financial measures are also useful and meaningful to investors to facilitate their analysis of the Company’s financial performance. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

The table below provides a reconciliation of our GAAP net income to non-GAAP financial measures.

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2024	2024	2023	2024	2023
GAAP net income (loss) attributable to Canadian Solar Inc.	$33,903	$(14,026)	$(1,386)	$36,051	$274,187
Non-GAAP income adjustment items:
Less:HLBV effects	(164,285)	—	—	(164,285)	—
Add: HLBV effects attributable to redeemable non-controlling interests	31,809	—	—	31,809	—
Non-GAAP adjusted net income (loss) attributable to Canadian Solar Inc.	$(98,573)	$(14,026)	$(1,386)	$(96,425)	$274,187

GAAP earnings (loss) per share – diluted	$0.48	$(0.31)	$(0.02)	$0.54	$3.87
Non-GAAP income adjustment items:
Less: HLBV effects	(2.43)	—	—	(2.46)	—
Add: HLBV effects attributable to redeemable non-controlling interests	0.48	—	—	0.47	—
Non-GAAP adjusted earnings (loss) per share – diluted	$(1.47)	$(0.31)	$(0.02)	$(1.45)	$3.87

Shares used in computation – diluted (GAAP)	73,363,174	66,933,121	66,035,331	66,939,428	72,194,006
Shares used in computation – diluted (Non-GAAP)	66,947,055	66,933,121	66,035,331	66,616,400	72,194,006

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